Exhibit (e)

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

Terms and Conditions of Dividend Reinvestment Plan

This Dividend Reinvestment Plan (the “Plan”) provides holders of shares of common stock, par value $0.001 per share (the “Shares”) of Clarion Partners Real Estate Income Fund Inc. (the “Fund”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Shares by automatically reinvesting all or a portion of cash dividends in Shares. Each holder of Shares (a “Stockholder”) is advised as follows:

1.    Enrollment of Participants. Each Stockholder automatically participates in the Plan, unless the Stockholders affirmatively opts out pursuant to Section 4. A Stockholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Stockholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Stockholder’s status under the Plan.

2.    The Plan Agent. DST Asset Manager Solutions, Inc. (the “Plan Agent”) will act as Plan agent for each Participant. The Plan Agent will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered.

3.    Distributions. If the Fund declares income dividends and/or capital gains distributions (collectively, “Distributions”) payable either in Shares or in cash, non-participants in the Plan will receive Shares (in the case of a share distribution) or cash (in the case of a cash distribution), and Participants will receive Shares (in the case of a share distribution) or, in the case of a cash distribution, the equivalent amount in Shares. To the extent that a Participant reinvests Distributions in additional Shares, the Participant will receive an amount of Shares of the Fund equal to the amount of the Distribution on that Participant’s Shares divided by the net asset value per Share (“NAV”) of the Fund determined on the reinvestment date, which is the date the Fund pays Stockholders their respective Distributions. The reinvestment date will be on or about the distribution payment date.

4(a). Opt-Out. A Participant wishing to receive cash must affirmatively elect to receive both income dividends and capital gain distributions, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Fund) or by notifying the Plan Agent as described in Section 4(b) below. A Stockholder is free to change this election at any time, subject to the provisions of Section 4(b) below.

4(b) Withdrawal from the Plan. Participants may withdraw from the Plan (i.e., opt-out) by notifying the Plan Agent in writing at PO Box 219520 Kansas City, MO 64105 or by calling the Plan Agent at 844-534-4627 4627. Such withdrawal will be effective immediately if notice is received by the Plan Agent more than three business days prior to any dividend or distribution payment date for that dividend to be paid out in cash. If the request is received less than three business days prior to any dividend or distribution payment date, then that dividend will be reinvested and all subsequent dividends or distributions will be paid out in cash.

5.    Recordkeeping. The Plan Agent will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other Stockholders of the Fund acquired pursuant to the Plan in noncertificated form. Each Participant will be sent a confirmation by the Plan Agent of each acquisition made for his, her or its account as soon as practicable, but not later than 30 days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Plan Agent will adjust for any such undivided fractional interest in cash at the NAV of Shares at the time of termination. Any Share Distributions or split shares distributed by the Fund on Shares held by the Plan Agent for Participants will be credited to their accounts.

6.    Fees. The Plan Agent’s service fee for handling Distributions will be paid by the Fund. For Participants holding Shares directly with the Plan Agent, the Plan Agent will charge each Participant a fee of $15.00 plus commissions upon any sale of Shares accepted for tender by the Fund.

7.    Termination of the Plan. The Plan may be terminated by the Fund at any time upon notice in writing mailed to the Participants at least 30 days prior to the record date for the payment of any Distribution by the Fund for which the termination is to be effective.

8.    Amendment of the Plan. The Plan may be amended or supplemented by the Fund upon notice in writing mailed to Participants at least 30 days prior to the record date for the payment of any Distribution by the Fund for which the amendment is to be effective. The amendment shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Participant opts out pursuant to Section 4.

9.    Standard of Care. The Plan Agent shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under the Plan and to comply with applicable law, but the Plan Agent assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith or willful misconduct of the Plan Agent or its employees.

10.    Applicable Law. These terms and conditions shall be governed by the laws of the State of New York.